

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





03039773

November 28, 2003

Joseph J. Giunta.
Skadden, Arps, Slate. Meagher & Flom LLP
300 South Grand Avenue
Los Angles, CA 90071-3144

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/28/2003

Re: Farmer Bros. Co.
Incoming letter dated September 12, 2003

Dear Mr. Guinta:

This is in response to your letter dated September 12, 2003 the shareholder proposal submitted to Farmer Bros. by Mitchell Partners, L.P. We also have received a letter from the proponent dated October 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn



Martin P. Dunn
Deputy Director

Enclosures

cc: James E. Mitchell
General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, CA 92626

34563

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM

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September 12, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Farmer Bros. Co.
Shareholder Proposal of Mitchell Partners, L.P
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentleman:

We are counsel to Farmer Bros. Co., a California corporation (the "Company"). The Company has received a shareholder proposal concerning the restoration of cumulative voting (the "Proposal") and a supporting statement (the "Supporting Statement") from Mitchell Partners, L.P. (the "Proponent") in connection with Company's 2003 Annual Meeting of Shareholders (the "2003 Shareholders Meeting"). On behalf of the Company, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and Supporting Statement from its proxy statement and form of proxy for the 2003 Shareholders Meeting (collectively, the "2003 Proxy Materials") on the bases set forth below, and we respectfully request that the Staff of the Division (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. As required by Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the

Company's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. The Company intends to begin distribution of its definitive 2003 Proxy Materials in the first week of December, 2003, and therefore this letter is being submitted more than eighty (80) days prior to the date the Company will file its definitive Proxy Materials with the Commission.

The Proposal relates to relates to amending the Company's bylaws (the "Bylaws") to restore cumulative voting for the election of directors. The Proposal reads in its entirety as follows:

Resolved, that shareholders wish to restore their rights to cumulative voting for the election of directors, and that Paragraph 2, Section 8, Article II of the Company's bylaws is therefore amended to read as follows:

> "In electing directors of this corporation, the holders of shares shall be entitled to cumulate votes as permitted by the California Corporations Code. Cumulative voting rights may be eliminated in the future only if the elimination is approved by at least 75% of outstanding shares."

A copy of the Proposal and Supporting Statement is attached hereto as Exhibit 1.

We believe that the Proposal and Supporting Statement may properly be excluded from the Company's 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) because the Proposal (i) is not enforceable as a bylaw amendment under California law and is, therefore, not a proper subject for action by shareholders and, (ii) violates California law.

2. Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain false and misleading statements in violation of Rule 14a-9.

## I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(1) AND RULE 14a-8(i)(2)BECAUSE THE PROPOSAL IS NOT ENFORCEABLE AS A BYLAW AMENDMENT

California Corporations Code ("CCC") Section 708 provides for cumulative voting for a California corporation, except as provided in CCC Section 301.5, which permits a listed company, like the Company, to eliminate cumulative voting by amendment of its articles of incorporation or bylaws. The Company in

1994, with the approval of its stockholders elected to eliminate cumulative voting by amending the Bylaws. Consequently, the first sentence of the second paragraph of Article II, Section 8 of the Bylaws currently states that:

> "In electing directors of this corporation, each share outstanding as of the record date shall be entitled to one vote and such shares shall not be cumulated."

The Proposal, if implemented, would restore cumulative voting in accordance with the CCC by amending the above described bylaw provision. In addition to restoring cumulative voting the Proposal, if implemented, would prohibit the elimination of cumulative voting in the future unless such future elimination is approved by a supermajority of at least 75 percent of outstanding shares (the "Supermajority Provision"). As confirmed in our legal opinion to the Company (the "Opinion"), a copy of which is attached as Exhibit 2, the Supermajority Provision is invalid and not enforceable as a bylaw amendment under California law. The Supermajority Provision could only be implemented as an amendment to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), which would require the approval of the Company's board of directors. Consequently, the Proposal is not a proper subject for the Shareholders and may be may be excluded under Rule 14a-8(i)(1).

In addition, implementing the Proposal would, as confirmed in the Opinion, violate CCC Section 301.5, because it purports to add to the **Bylaws** a supermajority requirement to eliminate cumulative voting in the future, and such statute specifically provides that cumulative voting may only be eliminated by the approval of the board of directors and a **majority** of the outstanding shares, unless the **Articles of Incorporation** includes a supermajority provision.[1] Consequently, the Proposal, in violation of California law, seeks to disenfranchise shareholders who

---

[1] As explained above, any amendment to the Articles of Incorporation, would also require approval of the Company's Board of Directors. Even if the Proposal were structured as a precatory amendment to the Company's articles of incorporation, the proposal would still be in violation of CCC Section 710, which limits **any** supermajority provision for a corporation, such as the Company, with more than 100 shareholders to no greater than $66^2/_3$ percent. CCC Section 710 also provides that amending the articles of incorporation to include a supermajority provision requires the approval by at least as large a proportion of the outstanding shares as is required pursuant to such supermajority provision. CCC Section 710 further provides that **any** supermajority provision shall cease to be effective two years after the most recent filing of the amendment to the articles of incorporation to adopt or readopt the supermajority vote requirement. The Proposal and Supporting Statement make no reference to such requirements with respect to the Supermajority Provision.

may wish to eliminate cumulative voting in the future. For this reason, the Proposal may be excluded under Rule 14a-8(i)(2).

## II. THE PROPOSAL AND SUPPORTING STATEMENT ARE FALSE AND MISLEADING

The Proposal contains the following misstatement:

"Cumulative voting may be eliminated in the future only if the elimination is approved by at least 75% of outstanding shares."

As explained above, this Supermajority Provision cannot be implemented as a bylaw amendment and violates California law. Consequently, such statement is false and misleading and the Proposal should be excluded under Rule 14a-8(i)(3) as misleading in violation of Rule 14a-9.

The misstatements in the Supporting Statement include:

(1) "During the past year investors have seen widespread evidence – some of it, unfortunately, at Farmer Bros. Co. – of the need for effective shareholder representation on corporate boards." This statement is materially misleading because (i) it is stated as a fact, with respect to the Company, that there is "widespread evidence" without any reference to such evidence, and (ii) it implies, without factual basis, that the Company's board of directors do not represent the interests of all shareholders notwithstanding that this year the Company added two independent directors to its board of directors and now a majority of the Company's board of directors are independent in full compliance with the rules recently promulgated by NASD under the Sarbanes-Oxley legislation. The Proponent provides no factual support for this claim and fails to qualify the statement with precatory language indicating that it represents the Proponent's personal opinions.

(2) "Restoring cumulative voting rights, which the Company had eliminated in 1994, will allow the Company's public shareholders to elect one or two members of the board of directors even if management controls over 50% of the voting stock." This statement

is misleading because it is stated as a fact that restoration of cumulative voting will allow public shareholders to elect one or two directors, without any explanation as to how such election will be accomplished.

(3) "Having a real, practical ability to elect directors is the only way investors can promote good corporate governance." This statement is materially misleading as (i) it unduly characterizes cumulative voting as a requirement for good corporate governance notwithstanding that most public companies do not have cumulative voting, and (ii) it implies, without factual basis, that the Company has not practiced good corporate governance despite the fact that a majority of the board of directors are independent directors in accordance with NASD regulations.

(4) "If you want to be able to choose someone you believe will assure board consideration of public shareholder interests, or someone who will be responsive to investor information requirements, then you should vote for this proposal to restore your rights." This statement is vague and materially misleading, as it implies, without factual basis that the board of directors has not adequately considered public shareholder interests, or adequately responded to investor information requirements, despite the fact that a majority of the board of directors are independent directors in accordance with NASD regulations.

Finally, the Supporting Statement unduly characterizes cumulative voting as essential to shareholder representation and good corporate governance, without explaining the practical effect of cumulative voting; i.e., to increase the voting power of minority shareholders.

As a result, the Supporting Statement must be substantially revised before it complies with Rule 14a-8(i)(3)

Please take note that the Proponent is a large institutional investor with ample resources to have researched applicable law and drafted a proper proposal. The Company submits that affording this Proponent any further opportunity to make a proper proposal would be inappropriate and deleterious to the efficient operation of the shareholder proposal process. See *Pacific Enterprises*, March 9, 1990, in which the Staff, without comment, declined to permit a sophisticated investor represented by counsel to cure defects in his proposal. The request for a no-action letter in *Pacific Enterprises* contains citations to a number of other no-action letters on this point.

Would you kindly advise us by fax at 213-687-5600 of your response.

Thank you for your consideration.

Respectfully submitted,



Joseph J. Giunta

**EXHIBIT 1**

# MITCHELL PARTNERS, L.P.

SECURITIES INVESTMENTS

3187-D AIRWAY AVENUE
COSTA MESA, CALIFORNIA 92626
(714) 432-5300
FAX (714) 432-5303

JAMES E. MITCHELL, GENERAL PARTNER



July 22, 2003

By telecopier and overnight delivery

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, California 90502

Attention: Corporate Secretary

Dear Sir or Madam:

Mitchell Partners, L.P. formerly known as Capital Investors Ltd., has beneficially owned shares of Farmers Bros. Co. ("Company") having a market value of more than $2,000 continuously for more than a year. We intend to continue ownership of such shares through the date of the next annual meeting of stockholders. We are submitting the accompanying proposal and supporting statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement for the next meeting of stockholders. We intend to present the proposal at the meeting, personally or through a qualified representative.

We are the beneficial owner of shares in street name in addition to the shares held in the name of Capital Investors, Ltd. A statement from the record holder of street name shares will be furnished to you upon your request. Please let us know, at the mailing address shown on this letterhead, if you require any additional information.

Very truly yours,

Mitchell Partners, L.P.

By: 
James E. Mitchell
General Partner

Attachment: Proposal and Supporting Statement

PROPOSAL: RESTORATION OF CUMULATIVE VOTING

Resolve, that shareholders wish to restore their rights to cumulative voting for the election of directors, and that Paragraph 2, Section 8, Article II of the Company's Bylaws is therefore amended to read as follows:

> "In electing directors of this corporation, the holders of shares shall be entitled to cumulate votes as permitted by the California Corporation Code. Cumulative voting rights may be eliminated in the future only if the elimination is approved by at least 75% of outstanding shares."

* * *

SUPPORTING STATEMENT

During the past year investors have seen widespread evidence – some of it, unfortunately, at Farmer Bros. Co. – of the need for effective shareholder representative on corporative boards.

Restoring cumulative voting rights, which the Company had eliminated in 1994, will allow the Company's public shareholders to elect at least one or two members of the board of directors even if management controls over 50% of the voting stock. It will not enable a change in control, but it will give minority shareholders the ability to select representatives on whom they can rely for oversight.

Having a real, practical ability to elect directors is the only way investors can promote good corporate governance. If you want to be able to choose someone you believe will assure board consideration of public shareholder interests, or someone who will be responsive to investors information requirements, then you should vote for this proposal to restore you rights.

**EXHIBIT 2**

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5040
DIRECT FAX
(213) 621-5040
E-MAIL ADDRESS
JGIUNTA@SKADDEN.COM



September 12, 2003

Via Federal Express

Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Re: Proposed Bylaw Amendment
Submitted By Mitchell Partners, L.P.

Gentlemen:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to Farmer Bros.Co., a California corporation (the "Company"), by Mitchell Partners, L.P. (the "Proponent") is a proper subject for action by the Company's shareholders under California law, and whether the Proposal would, if adopted and implemented, violate the provisions of the California Corporations Code (the "CCC").

In connection with your request for our opinion, you have furnished us with copies of the Proponent's letter to the Company, dated July 22, 2003, and the Proposal and supporting statement which accompanied such letter. We also have reviewed the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), and the Company's Bylaws (the "Bylaws"), each in their current form, and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponent has proposed a binding resolution to amend the second paragraph of Section 8, Article II of the Bylaws to restore cumulative voting. The text of the proposed Bylaw amendment is as follows:

Resolved, that shareholders wish to restore their rights to cumulative voting for the election of directors, and that Paragraph 2, Section 8, Article II of the Company's bylaws is therefore amended to read as follows:

> "In electing directors of this corporation, the holders of shares shall be entitled to cumulate votes as permitted by the California Corporations Code. Cumulative voting rights may be eliminated in the future only if the elimination is approved by at least 75% of outstanding shares."

The Proposal was accompanied by a statement of the Proponent in support thereof.

Members of our firm are admitted to the bar of the State of California, and we do not express any opinion as to the laws of any other jurisdiction except the laws of the State of California.

Analysis of Invalidity of Proposal Under California Law

1. The Proposal is Not a Proper Subject for Action by the Shareholders

The last sentence of the Proposal purports to require a supermajority vote of 75 percent of the outstanding shares to eliminate cumulative voting in the future (the "Supermajority Provision"). In our opinion, based upon and subject to the qualifications set forth herein, the Supermajority Provision is invalid and not enforceable as a bylaw amendment under California law and, if properly adopted, could only be enforceable as an amendment to the Articles of Incorporation. See *Marsh's California Corporation Law*, Fourth Edition, at Section 5.14[F] which states:

> Under paragraph (5) of Section 204(a) the articles may contain a provision "requiring, for any or all corporate actions ... the vote of a larger proportion or all of the shares.... " Such a provision must be included in the articles to be effective and cannot validly be provided for in the bylaws.

Any amendment to the articles of incorporation requires approval of the board of directors. CCC Section 902(a). Since the Supermajority Provision is invalid and unenforceable as a Bylaw amendment, and since any amendment to the Articles of Incorporation requires approval of the Company's board of directors, the Proposal is not a proper subject for action by the Company's shareholders at its 2003 annual meeting (the "Annual Meeting").

2. The Proposal Would Violate CCC Section 301.5

In our opinion, the Proposal, if implemented, would also violate CCC Section 301.5. CCC Section 301.5(a) provides, in part, "An article or bylaw amendment providing for ... the elimination of cumulative voting may only be adopted by the approval of the board and the outstanding shares (Section 152) voting as a single class ... ." CCC Section 152 provides, in part, " 'Approved by (or approval of) the outstanding shares' means approved by the affirmative vote of a majority of the outstanding shares entitled to vote. Such approval shall include ... the affirmative vote of such greater proportion (including all) of the outstanding shares ... if such greater proportion is required by the **articles** [emphasis added] or this division."

The Supermajority Provision, if implemented as a Bylaw amendment, purports to require the approval 75 percent of the shareholders to eliminate cumulative voting in the future. However, since no such supermajority provision is contained in the Articles of Incorporation as required by Section 301.5 of the CCC (and as explained above may not be included as an amendment to the Articles of Incorporation without the approval of the Company's board of directors), the Proposal, if implemented, would violate CCC Section 301.5.

* * *

Based upon and subject to the foregoing, it is our opinion that the Bylaw amendment contemplated by the Proposal is not a proper subject for action by the Company's shareholders at the Annual Meeting and is in violation of California law, and that a California court, presented with the question of the amendment's validity, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Sheppard, Mullin, Richter & Hampton LLP

MITCHELL PARTNERS, L.P.
SECURITIES INVESTMENTS

3187-D AIRWAY AVENUE
COSTA MESA, CALIFORNIA 92626
(714) 432-5300
FAX (714) 432-5303

JAMES E. MITCHELL, GENERAL PARTNER

October 3, 2003



Grace K. Lee, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.

- Shareholder proposal for restoration of cumulative voting
- September 12, 2003 letter addressing Rule 14a-8

Dear Ms. Lee:

We have received a September 12, 2003 letter from Skadden Arps Slate Meagher & Flom on behalf of the management of Farmer Bros. Co. ("Company"), seeking SEC Staff concurrence with their arguments to exclude from the Company proxy statement the shareholder proposal submitted by Mitchell Partners, L.P., for the restoration of cumulative voting ("Proposal"). We wish to eliminate any dispute about our Proposal by simply eliminating its challenged portion.

The Company's attorneys have challenged only the second sentence of our Proposal's by-law amendment which would provide for at least a 75% vote to eliminate cumulative voting in the future. Since a dispute of the state law on which the Company's challenge is based would not be justifiable for this incidental and relatively unimportant part of our Proposal, we would prefer to simply drop that sentence rather than burden ourselves, the SEC, and possibly a state court with the need to resolve the issue.

The original Proposal presented a resolution with an introductory phrase and a two sentence amendment to a section of the Company's bylaws. The only change would be the deletion of the challenged second sentence: "Cumulative voting rights may be eliminated in the future only if the elimination is approved by at least 75% of outstanding shares." The revised Proposal would then be as follows:

PROPOSAL: RESTORATION OF CUMULATIVE VOTING

Resolved, that shareholders wish to restore their rights to cumulative voting for the election of directors, and that Paragraph 2, Section 8, Article II of the Company's Bylaws is therefore amended to read as follows:

"In electing directors of this corporation, the holders of shares shall be entitled to cumulate votes as permitted by the California Corporations Code."

***

Eliminating the challenged 75% "supermajority" voting provision would not require any changes in the original Supporting Statement. We note, however, that the Company has argued that portions of the Supporting Statement could be misleading. We do not believe that the average reader would misinterpret our statements as the Company suggests, but we will of course be willing to edit any portion of the Supporting Statement that you find potentially confusing.

Our intent is to present a Proposal that allows shareholders to exercise their governance rights and responsibilities, and we will welcome your guidance. Please let us know what additional information you may find useful.

Very truly yours,

Mitchell Partners, L.P.



James E. Mitchell
General Partner

cc: Joseph J. Giunta, Esquire

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 28, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Farmer Bros. Co.
Incoming letter dated September 12, 2003

The proposal seeks a bylaw amendment to restore shareholders cumulative voting rights in the election of directors and requires at least 75% of the outstanding shares to eliminate this right.

There appears to be some basis for your view that Farmer Bros. may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Farmer Bros. with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Farmer Bros. omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Farmer Bros. has met its burden of establishing that the proposal would violate applicable state law. In this regard, we note that the opinion of counsel you provide does not address your view that the proposal would violate California Corporations Code Section 710. Accordingly, we do not believe that Farmer Bros. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Farmer Bros. may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "During the past year . . ." and ends ". . . representative on corporate boards"; and
- recast the paragraph that begins "Having a real, practical ability . . ." and ends ". . . proposal to restore you [sic] rights" as the proponent's opinion.

Accordingly, unless the proponent provides Farmer Bros. with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Farmer Bros. omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely



Grace K. Lee
Special Counsel